EXHIBIT 3.1

Certificate of Amendment

of the Amended and Restated Certificate of Incorporation

of Bolt Biotherapeutics, Inc.

Bolt Biotherapeutics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies that:

First: The name of this corporation is Bolt Biotherapeutics, Inc. (the “Company”).

Second: The date of filing of the original Certificate of Incorporation of this Company with the Secretary of State of the State of Delaware was January 22, 2015 and the date of filing of the Amended and Restated Certificate of Incorporation of the Company with the Secretary of State of the State of Delaware was February 9, 2021.

Third: Paragraph A of ARTICLE IV of the Company’s Amended and Restated Certificate of Incorporation be, and it hereby is, amended and restated to read in its entirety as follows:

“A. This Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is 210,000,000 shares. 200,000,000 shares of which shall be Common Stock, having a par value per share of $0.00001. 10,000,000 shares of which shall be Preferred Stock, having a par value per share of $0.00001.

Effective upon the effectiveness of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each twenty (20) shares of Common Stock issued immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be reclassified and combined into one (1) share of Common Stock. No fractional shares shall be issued and, in lieu thereof, any holder of less than one (1) share of Common Stock shall, upon surrender after the Effective Time of a certificate, which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, be entitled to receive cash for such holder’s fractional share based upon the closing sales price of the Common Stock as reported on The Nasdaq Capital Market on the date that this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company becomes effective.”

Fourth: The foregoing amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Fifth: This Certificate of Amendment shall be effective at 5:00 p.m. Eastern Time on June 6, 2025.

In Witness Whereof, Bolt Biotherapeutics, Inc. has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 6th day of June, 2025.

Bolt Biotherapeutics, Inc.

By: /s/ William P. Quinn

William P. Quinn

President and Chief Executive Officer